Exhibit 99.1

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

CASCAL N.V., Plaintiff, v. SEMBCORP UTILITIES PTE LTD., SEMBCORP INDUSTRIES LTD., BIWATER INVESTMENTS LTD., and BIWATER HOLDINGS LIMITED, Defendants.	10 Civ. 3613 (LAK) DECLARATION OF TAN CHENG GUAN

I, TAN CHENG GUAN, hereby declare as follows:

1. I am the Executive Vice President of Group Business & Strategic Development at Sembcorp Industries Ltd. In this capacity, I have been involved in Sembcorp Industries Ltd.’s and Sembcorp Utilities Pte. Ltd.’s (collectively, “Sembcorp”) efforts to purchase Biwater Investment Ltd.’s approximately 58.5% interest in the share capital of Cascal N.V. (“Cascal” or the “Company”), and as appropriate, all or part of the remaining outstanding issued shares of the Company.

2. From very early on in the sales process and Sembcorp’s negotiations with Biwater, one of Sembcorp’s key strategic objectives was to acquire 100% of the outstanding shares of Cascal, or as close to 100% of those shares as possible.

3. Sembcorp believed that a positive recommendation from Cascal’s Board relating to any tender offer by Sembcorp would help Sembcorp achieve a high level of participation from other shareholders. Accordingly, Sembcorp desired such a recommendation to help it achieve its strategic objective of acquiring 100% of the Company’s shares, or as close to 100% of those shares as possible.

4. For this reason, Sembcorp’s early discussions with Biwater focused on a potential tender offer with a Cascal Board recommendation. On December 14, 2009, I wrote to John Mellet of HSBC Bank Plc, who was acting for Biwater in the sales process, to submit a conditional offer to purchase the Biwater stake as part of an overall tender offer. In my letter, I noted that Sembcorp “would like a transaction structure that helps it maximise certainty to acquire a 100% stake in Cascal . . . .” I also noted that Sembcorp “would also like to discuss with Biwater a suitable approach to procure a recommendation of Cascal’s Board of Directors to the Cascal shareholders regard the said [tender offer] . . . .”

5. A positive Board recommendation was economically significant to Sembcorp’s consideration of a potential tender offer, but Sembcorp understood that Sembcorp and Biwater might not be able to obtain such a recommendation. Sembcorp believed that it might proceed with a tender offer without a Cascal Board recommendation, but that the economics of such a transaction would be different from Sembcorp’s perspective. In my December 14, 2009 letter, I suggested that Sembcorp and Biwater discuss an approach to procuring a Cascal Board recommendation because I believed that such a Cascal Board recommendation would assist Sembcorp to gain a higher level of tenders from the Cascal shareholders.

6. To my knowledge, Sembcorp was not and is not at any time under any contractual or other obligation to procure a positive Cascal Board recommendation or to obtain consent from the Cascal Board in order to launch a tender offer for the Company irrespective whether Biwater had previously irrevocably agreed with Sembcorp to tender its shares in such a tender offer. Sembcorp had entered into a November 9, 2009 non-disclosure agreement with Biwater (the “NDA”) but none of the provisions of that agreement require Sembcorp or Biwater to obtain a Cascal Board recommendation or consent to launch a tender offer. Neither Cascal (before this litigation) nor Biwater ever said or even suggested to Sembcorp that its view of the NDA was any different in this regard.

7. Upon receiving the letter dated March 11, 2010 from the Cascal Special Committee (saying that it could not make a recommendation to the Cascal Board to support Sembcorp’s proposed transaction because the Cascal Special Committee believed the offer was inadequate), Sembcorp consulted with its financial and legal advisors. Based on the advice it received, Sembcorp negotiated with Biwater on the terms pursuant to which Biwater would undertake to tender its stake in Cascal on a “without recommendation basis”.

8. The possibility of entering into a transaction agreement with Biwater under which Biwater would irrevocably agree to tender its shares was important to Sembcorp in considering a possible tender offer. I have since been informed pursuant to and in connection with this litigation that Biwater had a letter agreement, dated November 9, 2010 with Cascal. I did not see or have any knowledge of the terms of this agreement before this litigation.

9. In my December 14, 2009 letter to Mr. Mellet, I suggested discussions to achieve “a suitable approach to procure a recommendation of Cascal’s Board of Directors” not because I believed either Sembcorp or Biwater to be under a contractual or legal obligation to obtain the consent or recommendation of the Cascal Board to any tender offer but because I believed a positive Cascal Board recommendation would help Sembcorp achieve its strategic objective of acquiring 100% of the Company’s shares, or as close to 100% as possible.

I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct.

Executed this 17th day of May, 2010.

/s/ Tan Cheng Guan
Tan Cheng Guan